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GABELLI.COM

For Immediate Release: Contact: Christopher Marangi
                                                          Co-CIO, Value
                                                          (914) 921-5219

                                                          For further information please visit
                                                          www.gabelli.com

Delaware Court Finds Credible Basis in Gabelli Asset Management Inc. (GAMI) Pursuing Operation Fishbowl

Greenwich, CT - GAMI pursued Project Fishbowl on behalf of over 700 clients to ensure transparency in disclosing what National Amusements ("NAI"), controlled by Ms. Shari Redstone, will receive for her voting shares of Paramount. GAMI, as the largest non-NAI holder of voting shares continues to maintain that it appears NAI will receive additional compensation for their voting stock of Paramount that is not being afforded other shareholders.

Christopher Marangi, Co-CIO, Value for GAMI stated, "Justice Brandeis said it best: 'Sunlight is the best disinfectant'. It has become clear that NAI directed the transaction to Skydance and in doing so secured additional compensation for their voting shares of Paramount that was not offered to other shareholders".

Gabelli Value 25, the mutual fund advised by GAMI holding the largest number of voting shares, announced today that after a trial in Delaware Chancery Court the Court found that the Gabelli Value 25 Fund "has stated and proved a credible basis to suspect wrongdoing" by Paramount in its books and records action.

GAMI now believes, based on Paramount's public filings, that Paramount ascribed no value to any other assets at NAI besides Paramount stock. This means that NAI will likely receive significantly greater value for its voting stock than minority shareholders who are only offered $23 per share for the same exact stock. GAMI intends to continue to pursue Project Fishbowl to confirm the exact value that NAI will receive for their shares and seek a more equitable distribution to all Paramount voting shareholders of the consideration to be received by NAI.

GAMCO Investors, Inc., through its subsidiaries, manages assets of private advisory accounts (GAMCO), mutual funds and closed-end funds (Gabelli Funds, LLC) and is known for its Private Market Value with a Catalyst™ style of investment.

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